UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated September 26, 2018

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")



Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

MARKET RELEASE

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

CHANGE IN AUDITOR FOR THE 2019 FINANCIAL REPORTING PERIOD

Johannesburg, 26 September 2018. Shareholders are referred to the SENS announcement released and posted to shareholders on 4 May 2018, wherein, the Company was to embark on a process of selecting a new independent external audit firm for the Group, with respect to the financial year ending 31 December 2019.

Pursuant to Sections 3.84 (g) (iii) and 3.86 of the JSE Listings Requirements, the Board of Directors, following a recommendation from the Audit Committee, wishes to inform Shareholders that after a formal tender process to appoint a new firm of external auditors, Ernst & Young South Africa (EY) have been appointed as the Company's external auditors, with Lance Ian Neame Tomlinson as the designated audit partner for the financial year ending 31 December 2019.

KPMG Inc's appointment as external auditors will end on conclusion of its responsibilities relating to the 31 December 2018 financial year audit, which is expected to be concluded during the first half of 2019 calendar. EY's appointment as external auditor will be effective immediately after KPMG Inc's appointment ends, subject to receiving the requisite shareholder approval in the next annual general meeting, expected to be held during May 2019.

The audit reports of KPMG Inc on the consolidated financial statements of Sibanye-Stillwater as of and for the years ended 31 December 2017, 2016 and 2015 and the audit report of KPMG Inc on the effectiveness of internal control over financial reporting as of 31 December 2017 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During Sibanye-Stillwater's financial years ended 31 December 2017, 2016 and 2015 and through the subsequent 2018 interim period, there were no disagreements between Sibanye-Stillwater and KPMG Inc on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion on the consolidated financial statements, to the subject matter of the disagreement, or reportable events.

Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: September 26, 2018

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer